Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: ABN AMRO Holding N.V.
Registration Number: 333-144752
Date: October 9, 2007
On October 8, 2007, Fortis, Royal Bank of Scotland and Santander issued the following joint press release:
8 October 2007 — Fortis, RBS and Santander Update on Acceptances of ABN AMRO Ordinary Shares
Fortis, RBS, Santander (collectively the “Banks”) and RFS Holdings announce, thus far, 1,590,339,614 ABN AMRO ordinary shares (including shares underlying 35,341,532 ABN AMRO ADSs) have been tendered under the Offer or will be contributed by the Banks to RFS Holdings. These represent approximately 86% of ABN AMRO ordinary shares.
The minimum acceptance condition to the Offer has been satisfied.
The Banks expect to make an announcement on whether or not the Offer will be declared unconditional on or before Friday 12 October 2007.
As at the expiration of the Offer Period, 7,087,442 ABN AMRO ADSs (included in the figures above) are subject to notice of guaranteed delivery period in the United States and have been excluded in determining satisfaction of the minimum acceptance condition. The notice of guaranteed delivery period in the United States is scheduled to occur at 3:00 pm (Amsterdam time) / 9:00 am (New York City time) on Wednesday, 10 October 2007.
20,745 Formerly Convertible Preference Shares have been tendered to RFS Holdings.

Important information:
This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.
In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes the U.S. offer document, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge. The Offer Period expired at 3:00 pm (Amsterdam time) / 9:00 am (New York City time) on Friday, 5 October 2007, unless extended. Any extension will be announced via press release in the Netherlands and the United States.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements
This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium
The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551
Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

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